UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

GDS Holdings Limited
(Name of Issuer)

Class A ordinary shares, US$0.00005 par value per share
(Title of Class of Securities)

36165L108(1)
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, or ADSs, each representing eight Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 36165L108

1	Name of Reporting Person
William Wei Huang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
53,725,848(2)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
53,725,848(2)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
53,725,848(2)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
3.5%*
12	Type of Reporting Person (See Instructions)
IN

*	The percentages used in this Schedule 13G are calculated based on a total of 1,480,842,655 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023, reflect Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2023, reflect Class A ordinary shares (whether or not in the form of ADSs) underlying restricted share units exercisable within 60 days after December 31, 2023, and assume that all Class B ordinary shares beneficially owned by such reporting person are converted into the same number of Class A ordinary shares, or at a conversion rate of 1:1. Beneficial ownership information is presented as of December 31, 2023.

(2) Represents (i) 28,000,000 Class B ordinary shares held by EDC Group Limited, (ii) 15,590,336 Class B ordinary shares held by GDS Enterprises Limited, (iii) 500,000 ADSs representing 4,000,000 Class A ordinary shares held by Solution Leisure Investment Limited, and (iv) 766,939 ADSs representing 6,135,512 Class A ordinary shares beneficially owned by Mr. William Wei Huang. Such Class A ordinary shares will convert into 10,135,512 Class B ordinary shares if directly held by Mr. Huang. Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares on the same business day as the first to occur of the following: (i) Mr. William Wei Huang ceasing to have beneficial ownership in not less than two point seventy-five per cent. (2.75%) of the then issued share capital of GDS Holdings Limited on an as-converted basis, subject to certain exclusions; (ii) the Foreign Investment Law in the form implemented not requiring VIE entities operating such businesses as GDS Holdings Limited or any of its subsidiaries or otherwise controlled entities have carried out or contemplate to carry out in the PRC (the “PRC Business”) to be owned or controlled (as defined in the Foreign Investment Law as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the Foreign Investment Law as officially promulgated by the PRC legislator grandfathering then-existing VIE entities in the PRC); (iii) the PRC law no longer requiring the conduct of the PRC Business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the Foreign Investment Law as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved GDS Holdings Limited’s VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities; provided, however, that the Class B ordinary shares shall not be automatically converted upon ceasing to constitute two point seventy-five per cent. (2.75%) of the then issued share capital of GDS Holdings Limited on an as-converted basis (subject to certain exclusions) if 75% of the board of directors resolve that such automatic conversion shall, in their opinion, result in GDS Holdings Limited and/or any of the VIE entities failing to comply with any foreign ownership restrictions applicable to GDS Holdings Limited. Class B shareholders may elect to convert any or all of their Class B ordinary shares into Class A ordinary shares. As of December 31, 2023, each Class B ordinary share was convertible into one Class A ordinary share, or at a conversion rate of 1:1.

Item 1.

(a)	Name of Issuer: GDS Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137 People’s Republic of China

Item 2.

(a)	Name of Person Filing: This statement is filed by the Reporting Person listed below:

William Wei Huang

(b)	Address of Principal Business Office or, if None, Residence:

F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China

(c)	Citizenship:

Hong Kong Special Administrative Region, People’s Republic of China

(d)

Title and Class of Securities: Class A ordinary shares, US$0.00005 par value per share. Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares on the same business day as the first to occur of the following: (i) Mr. William Wei Huang ceasing to have beneficial ownership in not less than two point seventy-five per cent. (2.75%) of the then issued share capital of GDS Holdings Limited on an as-converted basis, subject to certain exclusions; (ii) the Foreign Investment Law in the form implemented not requiring VIE entities operating the PRC Business to be owned or controlled (as defined in the Foreign Investment Law as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the Foreign Investment Law as officially promulgated by the PRC legislator grandfathering then-existing VIE entities in the PRC); (iii) the PRC law no longer requiring the conduct of the PRC Business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the Foreign Investment Law as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved GDS Holdings Limited’s VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities; provided, however, that the Class B ordinary shares shall not be automatically converted upon ceasing to constitute two point seventy-five per cent. (2.75%) of the then issued share capital of GDS Holdings Limited on an as-converted basis (subject to certain exclusions) if 75% of the board of directors resolve that such automatic conversion shall, in their opinion, result in GDS Holdings Limited and/or any of the VIE entities failing to comply with any foreign ownership restrictions applicable to GDS Holdings Limited. Class B shareholders may elect to convert any or all of their Class B ordinary shares into Class A ordinary shares. As of December 31, 2023, each Class B ordinary share was convertible into one Class A ordinary share, or at a conversion rate of 1:1.

(e)	CUSIP No.: 36165L108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Three entities, namely, (i) GDS Enterprises Limited, (ii) EDC Group Limited and (iii) Solution Leisure Investment Limited beneficially own in aggregate 47,590,336 Class A ordinary shares of GDS Holdings Limited (the “Issuer”). Mr. William Wei Huang is the ultimate beneficial owner of these three entities. Individually, Mr. William Wei Huang also beneficially owns 766,939 ADSs representing 6,135,512 Class A ordinary shares of the Issuer. Such Class A ordinary shares will convert into 6,135,512 Class B ordinary shares if directly held by Mr. Huang.

Solution Leisure Investment Limited beneficially owns 100.0% of EDC Group Limited.

(i) GDS Enterprises Limited

GDS Enterprises Limited holds 15,590,336 of the Issuer’s Class B ordinary shares, representing 1.0% of the Issuer’s Class A ordinary shares on an as-converted basis.

GDS Enterprises Limited is indirectly owned as to 100.0% by a trust of which Mr. Huang’s family is a beneficiary.

(ii) EDC Group Limited

EDC Group Limited holds 28,000,000 of the Issuer’s Class B ordinary shares, representing 1.9% of the Issuer’s Class A ordinary shares on an as-converted basis.

EDC Group Limited is owned as to 100.0% by Solution Leisure Investment Limited.

(iii) Solution Leisure Investment Limited

Solution Leisure Investment Limited holds 500,000 of the Issuer’s ADSs, representing 4,000,000 of the Issuer’s Class A ordinary shares, and beneficially owns 100.0% of EDC Group Limited. Solution Leisure Investment Limited therefore may be deemed to beneficially own in aggregate 32,000,000, or 2.1%, of the Issuer’s Class A ordinary shares on an as-converted basis.(3)

Solution Leisure Investment Limited is indirectly owned as to 100.0% by a trust of which Mr. Huang’s family is the beneficiary.

William Wei Huang

Each of (i) GDS Enterprises Limited, (ii) EDC Group Limited and (iii) Solution Leisure Investment Limited is ultimately beneficially owned as to 100.0% by William Wei Huang.

Individually, Mr. William Wei Huang also beneficially owns 766,939 of the Issuer’s ADSs, representing 6,135,512, or 0.4%, of the Issuer’s Class A ordinary shares on an as-converted basis. Such Class A ordinary shares will convert into 6,135,512 Class B ordinary shares if directly held by Mr. Huang.

William Wei Huang may thereby be deemed to beneficially own in aggregate 53,725,848, or 3.5%, of the Issuer’s Class A ordinary shares on an as-converted basis.(4)

Convertibility of Class B ordinary shares into Class A ordinary shares

Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares on the same business day as the first to occur of the following: (i) Mr. William Wei Huang ceasing to have beneficial ownership in not less than two point seventy-five per cent. (2.75%) of the then issued share capital of GDS Holdings Limited on an as-converted basis, subject to certain exclusions; (ii) the Foreign Investment Law in the form implemented not requiring VIE entities operating the PRC Business to be owned or controlled (as defined in the Foreign Investment Law as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the Foreign Investment Law as officially promulgated by the PRC legislator grandfathering then-existing VIE entities in the PRC); (iii) the PRC law no longer requiring the conduct of the PRC Business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the Foreign Investment Law as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved GDS Holdings Limited’s VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities; provided, however, that the Class B ordinary shares shall not be automatically converted upon ceasing to constitute two point seventy-five per cent. (2.75%) of the then issued share capital of GDS Holdings Limited on an as-converted basis if 75% of the board of directors resolve that such automatic conversion shall, in their opinion, result in GDS Holdings Limited and/or any of the VIE entities failing to comply with any foreign ownership restrictions applicable to GDS Holdings Limited. Class B shareholders may elect to convert any or all of their Class B ordinary shares into Class A ordinary shares. As of December 31, 2023, each Class B ordinary share was convertible into one Class A ordinary share, or at a conversion rate of 1:1.

(3) Includes 28,000,000 of the Issuer’s Class B ordinary shares held by EDC Group Limited.

(4) Includes (i) 28,000,000 of the Issuer’s Class B ordinary shares held by EDC Group Limited, (ii) 15,590,336 of the Issuer’s Class B ordinary shares held by GDS Enterprises Limited, (iii) 500,000 ADSs representing 4,000,000 of the Issuer’s Class A ordinary shares held by Solution Leisure Investment Limited, and (iv) 766,939 ADSs representing 6,135,512 Class A ordinary shares beneficially owned by Mr. William Wei Huang. Such Class A ordinary shares will convert into 6,135,512 Class B ordinary shares if directly held by Mr. Huang.

Voting and Dispositive Power

William Wei Huang may thereby be deemed to have sole voting and dispositive power over more than five percent of the Issuer’s Class A ordinary shares.

Calculations

The percentages used in this Schedule 13G are calculated based on a total of 1,480,842,655 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023, reflect Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2023, reflect Class A ordinary shares (whether or not in the form of ADSs) underlying restricted share units exercisable within 60 days after December 31, 2023, and assume that all Class B ordinary shares beneficially owned by each reporting person are converted into the same number of Class A ordinary shares, or at a conversion rate of 1:1. Beneficial ownership information is presented as of December 31, 2023.

William Wei Huang

(a)	Amount Beneficially Owned: 53,725,848

(b)	Percent of Class: 3.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 53,725,848

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 53,725,848

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2024

William Wei Huang

/s/ William Wei Huang
William Wei Huang